UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

REQUEST FOR WITHDRAWAL

Date of Request:	April 5, 2011

Digital Extreme Technologies, Inc.

Nevada	20-8992207
(State or other jurisdiction of incorporation or organization)	(IRS Employer I.D. Number)

4478 Wagon Trail Avenue,	Las Vegas,	Nevada	89118
(Address of principal executive offices)	(City)	(State)	(Zip)

(702) 361-3188
(Registrant’s Telephone Number)

Securities Act registration statement file number to which this form relates:  000-54272

ITEM 1.  Withdrawal of Registration Statement.

On February 11, 2011, Extreme Digital Technologies, Inc., a Nevada corporation, filed a Registration Statement on Form 10-12G, File No. 000-54272, with the Securities and Exchange Commission.  The Board of Directors of Digital Extreme Technologies, Inc. has determined that it is in the best interest of the company and its shareholders to request a withdrawal of the Registration Statement on Form 10-12G, File No. 000-54272 because there remains outstanding SEC comments which cannot be cleared prior to the automatic 60-day effective date of the Form 10-12G. Upon the withdraw of this Registration Statement on Form 10-12G, we shall file a new Registration Statement on Form 10-12G and address the outstanding SEC comments.

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Request for Withdrawal to be signed on its behalf by the undersigned in the City of Las Vegas, State of Nevada, U.S.A. on the 5th day of April, 2011.

DIGITAL EXTREME TECHNOLOGIES, INC.

By:	/s/ Scott Amaral
Scott Amaral, President